Exhibit 99.2

Recent Developments

Redemption of the 2024 Notes

Substantially concurrently with the launch of this offering of the Notes, we intend to issue a notice of redemption for all of our outstanding 5.750% Senior Notes due 2024 (the “2024 Notes”) (the “Redemption”), with an expected redemption date of June 16, 2021 (the “Redemption Date”), at a redemption price equal to 100.958% of the principal amount of the 2024 Notes redeemed plus accrued and unpaid interest, if any, to the Redemption Date (the “Redemption Price”). This offering memorandum is not an offer to purchase or a solicitation of an offer to sell the 2024 Notes. The Redemption is conditioned on the issuance of the Notes offered hereby.

Substantially concurrently with the issuance of the Notes, we intend to satisfy and discharge (the “Satisfaction and Discharge,” and, together with the Redemption and the issuance of the Notes, the “Transactions”) the indenture governing the 2024 Notes by, pursuant to the terms of such indenture, depositing with the trustee for the 2024 Notes an amount in cash sufficient to pay the Redemption Price on the Redemption Date.

We intend to use the net proceeds from this offering, together with cash on hand, to fund the Redemption and to pay related fees and expenses. See “Use of Proceeds.”

February 2021 Notes

On February 24, 2021, we completed a private offering of $500 million in aggregate principal amount of Sustainability-Linked Senior Notes due 2029 (the “February 2021 Notes”) pursuant to an indenture (the “February 2021 Notes Indenture”) among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. (the “February 2021 Notes Trustee”). Interest on the February 2021 Notes initially accrues at a rate of 3.750% per annum and is payable semi-annually on April 15 and October 15, beginning on October 15, 2021. From and including April 15, 2026, the interest rate payable on the February 2021 Notes shall be increased by +0.125% to 3.875% per annum (the “February 2021 Notes Target 1 Step-Up”), unless we have notified the February 2021 Notes Trustee in writing, at least 15 days prior to April 15, 2026, that we have determined that we have attained the Sustainability Performance Target 1 and received a certain assurance letter (in each case, as defined and described in the February 2021 Notes Indenture). From and including April 15, 2027, the interest rate payable on the February 2021 Notes shall be increased by +0.125% to (x) 4.000% per annum, if the February 2021 Notes Target 1 Step-Up took effect or (y) 3.875% per annum, if the February 2021 Notes Target 1 Step-Up did not take effect, in each case unless we have notified the February 2021 Notes Trustee in writing, at least 15 days prior to April 15, 2027, that we have determined that we have attained Sustainability Performance Target 2 and received a certain assurance letter (in each case, as defined and described in the February 2021 Notes Indenture). The February 2021 Notes mature on April 15, 2029.

Tender Offer and Redemption of February 2017 Notes

Substantially concurrently with the launch of the offering of the February 2021 Notes, we (i) commenced a cash tender offer (the “2021 Tender Offer”) for any and all of our outstanding 6.625% Senior Notes due 2025 (the “February 2017 Notes”), and (ii) issued a notice of redemption for all of the outstanding February 2017 Notes (the “2021 Redemption”), at a redemption price equal to 101.656% of the principal amount of the February 2017 Notes redeemed plus accrued and unpaid interest, if any, to the redemption date. Pursuant to the 2021 Tender Offer, holders of February 2017 Notes who validly tendered (and did not validly withdraw) their February 2017 Notes at or prior to 5:00 p.m., New York City time, on February 19, 2021 were eligible to receive an amount in cash equal to $1,018.25 per $1,000 principal amount of February 2017 Notes on the settlement date, which occurred on February 24, 2021. $165,681,000 in aggregate principal amount of the February 2017 Notes were repurchased pursuant to the 2021 Tender Offer. Substantially concurrently with the issuance of the February 2021 Notes, we satisfied and discharged the indenture governing the February 2017 Notes. On March 11, 2021, the remaining $484,319,000 in aggregate principal amount of the February 2017 Notes were redeemed in accordance with the indenture governing the February 2017 Notes.

Credit Agreement Amendment

On April 27, 2021, Constellium Rolled Products Ravenswood, LLC, Constellium Muscle Shoals LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC and Constellium Property and Equipment Company, LLC entered into an Amendment No. 4 to their existing credit agreement (the “Existing Credit Agreement”), with Wells Fargo Bank, National Association, as administrative agent and collateral agent, and the other parties party thereto, to, among other things, extend the maturity date of the asset-based revolving facility to April 2026, terminate in full the $166,250,000 aggregate principal amount of unfunded loan commitments under the delayed draw term loan facility, and make certain other changes to the covenants, terms and conditions of the Existing Credit Agreement.

PGE Facility Extension

In April 2021, the Company notified the lenders under the term facility agreement for a loan guaranteed by the French State (PGE Grande Entreprise), dated as of May 13, 2020, that the maturity date thereof will be extended to May 2022.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table sets forth the summary historical consolidated financial data for Constellium for the periods and as of the dates indicated.

The summary historical financial information presented as of December 31, 2020 and December 31, 2019 and for the years ended December 31, 2020, 2019 and 2018 has been derived from Constellium’s audited consolidated financial statements, prepared in conformity with IFRS as issued by the IASB, and in conformity with IFRS as endorsed by the EU, incorporated by reference in this offering memorandum. The summary historical financial information presented as of December 31, 2018 has been derived from our audited financial statements not included or incorporated by reference in this offering memorandum.

The summary historical financial information presented as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 has been derived from the unaudited condensed interim consolidated financial statements, prepared in accordance with IAS 34—Interim Financial Reporting and included elsewhere in this offering memorandum. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

We have adopted IFRS 16, “Leases” as of January 1, 2019 and have applied this new accounting policy to the historical financial information presented as of December 31, 2020 and December 31, 2019 and for the year ended December 31, 2020 and December 31, 2019. As a result, any financial statements for periods prior to the adoption of IFRS 16 will not be comparable to the financial information prepared after January 1, 2019, including the year ended December 31, 2019 as compared to prior years. For further information, see Note 2.2 to our audited financial statements as of and for the year ended December 31, 2019, which is not included or incorporated by reference in this offering memorandum and is available on the SEC website.

On January 10, 2019, we acquired UACJ’s 49% interest in Bowling Green. As a result of this transaction, we own 100% of Bowling Green. This entity, previously accounted for under the equity method, is consolidated from the date of the acquisition in our audited consolidated financial statements. As a result, any financial statements for periods prior to the acquisition will not be comparable to the financial information prepared after January 10, 2019, including the year ended December 31, 2019 as compared to prior years. For further information, see Note 3 to our audited financial statements as of and for the year ended December 31, 2019, which are not included or incorporated by reference in this offering memorandum and are available on the SEC website.

This information is only a summary and should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited condensed interim consolidated financial statements of Constellium and notes thereto included elsewhere in this offering memorandum and the audited financial statements of Constellium and notes thereto in our Annual Report on Form 20-F incorporated by reference in this offering memorandum.

	As of and for the year ended December 31,			As of and for the three months ended March 31,
(€ millions other than per ton data)	2020	2019	2018	2021	2020
Statement of income data
Revenue	4,883	5,907	5,686	1,341	1,437
Gross Profit	490	602	538	142	153
Income from operations	125	255	404	114	6
Finance costs—net	(159)	(175)	(149)	(55)	(45)
Net (loss) / income	(17)	64	190	48	(31)
Statement of financial position data
Cash and cash equivalents	439	184	164	342	270
Borrowings(1)	2,391	2,361	2,151	2,325	2,399
Total liabilities	4,230	4,269	4,015	4,303	4,553

	As of and for the year ended December 31,			As of and for the three months ended March 31,
(€ millions other than per ton data)	2020	2019	2018	2021	2020
Total assets	4,129	4,184	3,901	4,309	4,430
Net liabilities or total equity	(101)	(85)	(114)	6	(123)
Share capital	3	3	3	3	3
Other operational and financial data (unaudited):
Net cash flows from operating activities	334	447	66	75	144
Capital expenditure(2)	(182)	(271)	(277)	(32)	(57)
Free Cash Flow(3)	157	175	(225)	46	87
Volumes (in Kt)	1,431	1,589	1,534	385	393
Net Debt(4)	1,994	2,183	1,996	2,008	2,130
Adjusted EBITDA(5)	465	562	498	121	147
Adjusted EBITDA per ton (€ per ton)	325	354	325	315	375
Packaging & Automotive Rolled Products (P&ARP) Adjusted EBITDA per ton (€ per ton)	286	249	234	255	245
Aerospace & Transportation (A&T) Adjusted EBITDA per ton (€ per ton)	580	843	619	409	887
Automotive Structures & Industry (AS&I) Adjusted EBITDA per ton (€ per ton)	382	423	502	540	529

	As of and for the year ended December 31,			As of and for the twelve months ended March 31,(7)
	2020	2019	2018	2021
Ratio of Total Secured Debt(6) to Adjusted EBITDA	0.9	0.6	0.1	1.0
Ratio of Net Debt to Adjusted EBITDA	4.3	3.9	4.0	4.6
Ratio of Borrowings to Adjusted EBITDA	5.1	4.2	4.3	5.3

As of and for the twelve months ended March 31, 2021
As adjusted after giving effect to the Transactions(8):
As adjusted ratio of Total Secured Debt to Adjusted EBITDA	1.0
As adjusted ratio of Net Debt to Adjusted EBITDA	4.6
As adjusted ratio of Borrowings to Adjusted EBITDA	5.2

(1)	Borrowings is defined as the sum of current and non-current borrowings.
(2)	Represents purchases of property, plant, and equipment.
(3)

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure net of grants received, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or lease obligations. Free Cash Flow is calculated as follows:

	For the year ended December 31,			For the three months ended March 31,
(in €millions)	2020	2019	2018	2021	2020
Net cash flows from operating activities	334	447	66	75	144
Purchases of property, plant and equipment	(182)	(271)	(277)	(32)	(57)
Property, plant and equipment grants received	5	—	—	3	—
Equity contributions and loans to joint-ventures	—	—	(24)	—	—
Other investing activities	—	(1)	10	—	—

Free Cash Flow	157	175	(225)	46	87

(4)

Net Debt, a measurement not defined by IFRS, is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net Debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net Debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS. Net Debt is calculated as follows:

	As of December 31,			As of March 31,
(in €millions)	2020	2019	2018	2021	2020
Borrowings	2,391	2,361	2,151	2,325	2,399
Fair value of cross currency interest swaps(a)	42	6	9	25	1
Cash and cash equivalents	(439)	(184)	(164)	(342)	(270)
Cash pledged for issuance of guarantees	—	—	—	—	—

Net Debt	1,994	2,183	1,996	2,008	2,130

(a)

Represents the fair value of cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates used to hedge the principal of the Constellium SE U.S. Dollar senior notes, net of related margin calls.

(5)

Adjusted EBITDA, a measurement not defined by IFRS, is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally nonrecurring items.

The table presented below provides a reconciliation of Constellium’s net income or loss to Adjusted EBITDA for each of the three years ended December 31, 2020, 2019 and 2018 and for the three months ended March 31, 2021 and 2020:

	For the year ended December 31,			For the three months ended March 31,
(€millions)	2020	2019	2018	2021	2020
Net (loss) / income	(17)	64	190	48	(31)
Income tax (benefit) / expense	(17)	18	32	11	(8)
Finance costs, net	159	175	149	55	45
Share of (income) / loss of joint ventures	—	(2)	33	—	—
Depreciation and amortization	259	256	197	63	66
Impairment of assets(a)	43	—	—	—	—
Restructuring costs(b)	13	4	1	1	—
Unrealized (gains) / losses on derivatives	(16)	(33)	84	(28)	53
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	(1)	—	—	(2)	2
Losses / (gains) on pension plan amendments(c)	2	(1)	(36)	—	—
Share based compensation	15	16	12	4	3
Metal price lag(d)	8	46	—	(31)	15

Start-up and development costs(e)	5	11	21	—	2
Bowling Green one-time costs related to the acquisition(f)	—	5	—	—	—
Losses / (gains) on disposals(g)	4	3	(186)	—	—
Other(h)	8	—	1	—	—

Adjusted EBITDA	465	562	498	121	147

(a)

For the year ended December 31, 2020, an impairment charge of €43 million was recognized related to some A&T cash generating units due to the downturn in the aerospace industry resulting from the COVID-19 pandemic and some AS&I cash generating units as a result of the review of their long-term business perspectives.

(b)	For the year ended December 31, 2020, restructuring costs amounted to €13 million related to headcount reductions in Europe and in the U.S.
(c)	For the year ended December 31, 2018, the Company amended one of its OPEB plans in the U.S., which resulted in a €36 million gain.
(d)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenues are established and when aluminium purchase prices included in Cost of sales are established. The Company accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Company’s metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(e)	For the years ended December 31, 2020, 2019 and 2018, start-up and development costs include €5 million, €11 million and €21 million, respectively, for new projects in our AS&I operating segment.
(f)	For the year ended December 31, 2019, Bowling Green one-time costs related to the acquisition include the non-cash reversal of the inventory step up.
(g)

In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis Inc. and contributed the Sierre site shared infrastructure into a joint-venture with Novelis Inc., in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis Inc. since 2005. For the year ended December 31, 2018, the transaction generated a €190 million net gain.

(h)

For the year ended December 31, 2020, Other includes i) €2 million of procurement penalties and termination fees incurred because of the Group’s inability to fulfill certain commitments due to the COVID-19 pandemic and ii) a €6 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the impact of COVID-19 pandemic effects.

(6)	Total Secured Debt is mainly comprised of outstanding borrowings under our Pan-U.S. ABL facility, Delayed Draw Term Loans, PGE French Facility, French Inventory Facility and lease liabilities.
(7)

Adjusted EBITDA is not a measurement defined by IFRS. Adjusted EBITDA, which is used to calculate the ratios presented in this column, has been derived by adding (i) the Adjusted EBITDA for the year ended December 31, 2020 and (ii) the Adjusted EBITDA for the three months ended March 31, 2021, and then subtracting the Adjusted EBITDA for the three months ended March 31, 2020.

(8)	Ratios are calculated on an as adjusted basis giving effect to the Transactions as though they had occurred on March 31, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis, or MD&A, is based principally on our unaudited condensed interim consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2021 and 2020, which appear elsewhere in this offering memorandum. The following discussion is to be read in conjunction with the sections of our Annual Report on Form 20-F, which are incorporated by reference in this offering memorandum and our unaudited condensed interim consolidated financial statements and the notes thereto, which appear elsewhere in this offering memorandum.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this offering memorandum. See in particular “Important Information and Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. As of March 31, 2021, we had approximately 12,000 employees, 29 production facilities, three R&D centers, and three administrative centers.

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into three segments to better serve our customer base:

•

Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils, which primarily includes beverage and food can stock, closure stock and foil stock, as well as automotive rolled products.

•

Our Aerospace & Transportation segment produces technologically advanced aluminium and specialty material products, including plate and sheet, with applications across the global aerospace, defense, transportation, and industrial sectors.

•

Our Automotive Structures & Industry segment produces technologically advanced structures for the automotive industry (including crash-management systems, body structures, side impact beams and battery enclosures), soft and hard alloy extrusions and large extruded profiles for automotive, railroad, energy, building and industrial applications.

For the three months ended March 31, 2021 our segments represented the following percentages of total Revenue and total Adjusted EBITDA:

	For the three months ended March 31, 2021
(as a % of total)	Revenue	Adjusted EBITDA
P&ARP	57%	56%
A&T	17%	16%
AS&I	26%	31%
Holdings and Corporate	—%	(3)%

Total	100%	100%

Key Factors Influencing Constellium’s Financial Condition and Results from Operations

Impact of COVID-19

The COVID-19 pandemic reduced demand from our customers across each of our segments in 2020 and continued to adversely impact demand from our aerospace customers in the first quarter of 2021. Many of our relationships with our customers are governed by requirements contracts, under which we supply based on our customers’ needs. Reduced production by our customers during the COVID-19 pandemic therefore has a direct impact on our revenues. As demand for our products and our resulting production levels decline, our operating margins are adversely impacted.

Although the duration and severity of this global pandemic or its ultimate impact on the global economy and our business and results cannot reasonably be estimated, we remain confident in our ability to navigate through this global crisis. In response to macroeconomic uncertainty, we continue to maintain a significant liquidity position, with €982 million at March 31, 2021.

We continue to evaluate the impact that this global pandemic may have on our future results of operations, cash flows, financial position and liquidity, and the foregoing views are based on currently available information. See “Risk Factors—Risks Related to Our Business—Widespread public health pandemics, including COVID-19, could materially adversely affect our business, financial condition and results of operations” in Item 3.D (Key Information -Risk Factors) of our Annual Report on Form 20-F incorporated by reference in this Offering Memorandum for additional information regarding the potential effects of COVID-19.

Economic Conditions and Markets

We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and prices that can be charged. In some cases, we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services.

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that the diversity of our portfolio helps the Company weather these economic cycles in each of our three main end-markets of packaging, aerospace and automotive:

•

Can packaging tends not to be highly correlated to the general economic cycle. In addition, we believe can sheet has an attractive long-term growth outlook due to increased consumer preference for cans as a package and the sustainable attributes of aluminium.

•

While aerospace demand is currently weak, we believe the longer term trends including increasing passenger traffic and the fleet replacement towards newer and more fuel efficient aircrafts are likely to be resilient.

•

In the automotive market, demand for aluminium has been increasing in recent years triggered by a light-weighting trend for new car models, which increases fuel efficiency, reduces emissions and increases vehicle safety, and for electric vehicles.

Aluminium Consumption

The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, automotive and aerospace. Aluminium is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminium is also infinitely recyclable without any material decline in performance or quality. The recycling of aluminium delivers energy and capital investment savings relative to the cost of producing both primary aluminium and many other competing materials. Due to these qualities, the penetration of aluminium in a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, greater purchasing power and increasing focus on sustainability and environmental issues, globally.

Aluminium Prices

Aluminium prices are determined by worldwide forces of supply and demand and can be volatile. We operate a pass–through model and therefore, to the extent possible, avoid taking aluminium price risk. In case of significant sustained increases in the price of aluminium, the demand for our products may be affected over time.

The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums, which had historically been fairly stable, have been more volatile in recent years. Like LME prices, we seek to pass-through this regional premium price risk to our customers or to hedge it in the financial markets. However, in certain instances, we are not able to pass through or hedge this cost.

We believe our cash flows are largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by matching the price paid for our aluminium purchases with the price received from our aluminium sales, at a given time, using hedges when necessary. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory.

The average LME transaction price, Midwest Premium and Rotterdam Premium per ton of primary aluminium for the three months ended March 31, 2021, 2020 and 2019 are presented below:

	For the three months ended March 31,		Change
(Euros per ton)	2021	2020
Average LME transaction price	1,741	1,532	14%
Average Midwest Premium	299	285	5%

Average all-in aluminium price U.S.	2,040	1,817	12%

Average LME transaction price	1,741	1,532	14%
Average Rotterdam Premium	138	134	3%

Average all-in aluminium price Europe	1,879	1,666	13%

Average transaction prices per ton using U.S. dollar prices converted to Euros at the applicable European Central Bank rates.

Product Price and Margin

Our products are typically priced based on three components: (i) the LME price, (ii) a regional premiums and (iii) a conversion margin.

Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes. We do not apply hedge accounting for the derivative instruments entered into to hedge our exposure to changes in metal prices and the mark-to-market movements for these instruments are recognized in Other gains and losses—net.

Our results are also impacted by differences between changes in the prices of primary and scrap aluminium. As we price our product using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to manufacture our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

Volumes

The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will generally result in lower per unit costs. Higher volumes sold will generally result in additional revenue and associated margins.

Personnel Costs

Our operations are labor intensive. Our personnel costs represented 19% of our cost of sales, selling and administrative expenses and R&D expenses for each of the three month periods ended March 31, 2021 and 2020.

Personnel costs generally increase and decrease proportionately with the expansion or contraction in production levels of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during the summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.

Currency

We are a global company with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Spain, Mexico, Canada and China, as of March 31, 2021. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro have a translation impact on our results of operations.

We engage in significant hedging activity to attempt to mitigate the effects of foreign currency transactions on our profitability. Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. In Europe, a portion of our revenue is denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies.

Where we have multiple-year sales agreements for the sale of fabricated metal products in U.S. dollars by euro-functional currency entities, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in Other gains and losses —net.

Results of Operations for the three months ended March 31, 2021 and 2020

	For the three months ended March 31,
(in millions of Euros and as a % of revenue)	2021		2020
Revenue	1,341	100%	1,437	100%
Cost of sales	(1,199)	89%	(1,284)	89%

Gross profit	142	11%	153	11%
Selling and administrative expenses	(60)	4%	(66)	5%
Research and development expenses	(11)	1%	(13)	1%
Other gains and losses - net	43	3%	(68)	5%

Income from operations	114	9%	6	—%
Finance costs - net	(55)	4%	(45)	3%

Income before income taxes	59	4%	(39)	3%
Income tax (expense) / benefit	(11)	1%	8	1%

Net income / (loss)	48	4%	(31)	2%

Shipment volumes (in kt)	385	n/a	393	n/a
Revenue per ton (€ per ton)	3,483	n/a	3,656	n/a

Revenue

Revenue decreased by 7% to €1,341 million for the three months ended March 31, 2021 compared to €1,437 million for the three months ended March 31, 2020. This decrease reflected a decrease in shipments and lower revenue per ton.

Sales volumes decreased by 2% to 385 kt for the three months ended March 31, 2021 compared to 393 kt for the three months ended March 31, 2020. This decrease reflected an 18% decrease in volumes for A&T, partially offset by an 8% increase in volumes for AS&I. The drop in volume for A&T was mostly driven by a weaker demand in aerospace products due to continued challenging market conditions resulting from the COVID-19 pandemic. Revenue per ton decreased 5% to €3,483 for the three months ended March 31, 2021 from €3,656 for the three months ended March 31, 2020 reflecting weaker price and mix, partially offset by higher metal prices.

Our revenue is discussed in more detail in the “Segment Results” section.

Cost of Sales

Cost of sales decreased by 7% to €1,199 million for the three months ended March 31, 2021compared to €1,284 million for the three months ended March 31, 2020. This decrease in cost of sales was primarily driven by a decrease of €34 million, or 4%, in raw materials and consumables used due to lower volumes and a decrease of €22 million, or 11%, in labor costs compared to the prior year due to reduced headcount.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 9% to €60 million for the three months ended March 31, 2021 compared to €66 million for the three months ended March 31, 2020. The decrease reflected primarily the cost reduction initiatives implemented in response to the COVID-19 pandemic, including a reduction of professional fees by €7 million and of employee benefit expenses by €2 million, partially offset by a €3 million increase in insurance costs.

Research and Development Expenses

Research and development expenses decreased by 15% to €11 million for the three months ended March 31, 2021 compared to €13 million for the three months ended March 31, 2020. Research and development expenses are presented net of €2 million and €3 million of research and development tax credits received in France for the three months ended March 31, 2021 and 2020, respectively.

Other Gains and Losses, net

	For the three months ended March 31,
(in millions of Euros)	2021	2020
Realized gains / (losses) on derivatives	14	(12)
Unrealized gains / (losses) on derivatives at fair value through profit and loss—net	28	(53)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities—net	2	(2)
Restructuring costs	(1)	—
Other	—	(1)

Total other gains and losses, net	43	(68)

Other gains, net were €43 million for the three months ended March 31, 2021 compared to other losses, net of €68 million for the three months ended March 31, 2020.

The Group uses financial derivatives to hedge underlying commercial transactions. The realized gains or losses recognized in Other gains and losses, net are offset by the commercial transactions accounted for in Cost of sales. In the three months ended March 31, 2021, realized gains recognized upon the settlement of derivative instruments were €14 million, of which realized gains on metal derivatives were €17 million and realized losses on foreign exchange derivatives were €3 million. In the three months ended March 31, 2020, realized losses recognized upon the settlement of derivative instruments were €12 million, of which realized losses on metal derivatives were €14 million and realized gains on foreign exchange derivatives were €2 million.

The Group also uses financial derivatives to hedge forecasted commercial transactions. The unrealized gains or losses recognized in Other gains and losses, net are offset by the change in the value of forecasted transactions which are not yet accounted for. In the three months ended March 31, 2021, unrealized gains on derivative instruments were €28 million and were comprised of gains of €19 million related to metal derivatives and of gains of €9 million related to foreign exchange derivatives. In the three months ended March 31, 2020, unrealized losses on derivative instruments were €53 million and were comprised of losses of €51 million related to metal derivatives and of losses of €2 million related to foreign exchange derivatives.

Finance Costs, net

Finance costs, net increased by €10 million, to €55 million for the three months ended March 31, 2021 compared to €45 million for the three months ended March 31, 2020. This increase primarily reflects one-time costs relating to the redemption of our $650 million 6.625% Senior Notes due 2025, which included €9 million of redemption fees and a €8 million write-off of unamortized debt issuance costs, partially offset by lower interest costs and factoring fees.

Income Tax

Income tax for the three months ended March 31, 2021 was an expense of €11 million compared to a benefit of €8 million for the three months ended March 31, 2020.

For the three months ended March 31, 2021, our effective tax rate was 19% of our income before income tax compared to a statutory tax rate of 28.4%. Our effective tax rate was lower than the statutory rate, primarily due to the geographical mix of our pre-tax results and the favorable impact of previously unrecognized deferred tax assets.

For the three months ended March 31, 2020, our effective tax rate was 21% of our loss before income tax compared to a statutory rate of 32.0%. Our effective tax rate was lower than the statutory rate, due to the geographical mix of our pre-tax results and the unfavorable impact of unrecognized deferred tax assets for losses in jurisdictions where we believe it is not probable that these losses will be utilized.

The statutory tax rate decreased to 28.4% in the three months ended March 31, 2021 from 32.0% in the three months ended March 31, 2020 as a result of changes in the applicable tax rates in France.

Net income / loss

As a result of the foregoing factors, we recognized a net income of €48 million in the three months ended March 31, 2021 compared to a net loss of €31 million in the three months ended March 31, 2020.

Segment Results

Segment Revenue

The following table sets forth the revenue for our operating segments for the periods presented:

	For the three months ended March 31,
(in millions of Euros and as a % of revenue)	2021		2020
P&ARP	766	57%	752	52%
A&T	245	17%	359	24%
AS&I	350	26%	342	24%
Holdings and Corporate	—	—%	—	—%
Inter-segment eliminations	(20)	n.m.	(16)	n.m.

Total revenue	1,341	100%	1,437	100%

n.m. not meaningful

P&ARP

For the three months ended March 31, 2021, revenue in our P&ARP segment increased 2% to €766 million compared to €752 million for the three months ended March 31, 2020 despite lower shipments, primarily as a result of higher metal prices. P&ARP shipments were down 1% or 2 kt, due to lower shipments in packaging rolled products as a result of production difficulties at Muscle Shoals, offset by higher shipments in automotive rolled products. Revenue per ton increased by 3% to €2,869 per ton in the three months ended March 31, 2021 from €2,796 per ton in the three months ended March 31, 2020, driven by higher metal prices partially offset by weaker price and mix.

A&T

For the three months ended March 31, 2021, revenue in our A&T segment decreased 32% to €245 million compared to €359 million for the three months ended March 31, 2020, due to lower shipments and weaker price and mix. Despite higher transportation, industry, defense and other rolled products shipments, A&T shipments were down 18%, due to a 57% drop in volumes in aerospace rolled products as a result of continued challenging market conditions resulting from the COVID-19 pandemic. Revenue per ton decreased by 16% to €5,087 per ton in the three months ended March 31, 2021 from €6,085 per ton in the three months ended March 31, 2020, primarily reflecting a less favorable mix with lower aerospace product shipments and a higher proportion of transportation, industry, defense and other rolled product shipments.

AS&I

For the three months ended March 31, 2021, revenue in our AS&I segment increased 2% to €350 million compared to €342 million the three months ended March 31, 2020, due to higher shipments and higher metal prices. AS&I shipments were up 8%, or 5 kt, on higher shipments of both automotive and other extruded products. Revenue per ton decreased by 5% to €5,006 per ton in the three months ended March 31, 2021 from €5,262 per ton in the three months ended March 31, 2020, reflecting weaker price and mix, partially offset by higher metal prices.

Segment Adjusted EBITDA

The following table sets forth the Adjusted EBITDA for our operating segments for the periods presented:

	For the three months ended March 31,
(in millions of Euros and as a % of revenue)	2021		2020
P&ARP	68	9%	66	9%
A&T	19	8%	52	14%
AS&I	38	11%	34	10%
Holdings and Corporate	(4)	n.m.	(5)	n.m.

Total Adjusted EBITDA	121	9%	147	10%

n.m. not meaningful

Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.

In considering the financial performance of the business, management analyzes the primary financial performance measure of Adjusted EBITDA in all of our business segments. Our Chief Operating Decision Maker (“CODM”) measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

We believe Adjusted EBITDA, as defined above, is useful to investors as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA has limitations as an analytical tool. It is not a measure defined by IFRS and therefore does not purport to be an alternative to operating profit or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider Adjusted EBITDA in isolation from, or as a substitute analysis for, our results prepared in accordance with IFRS.

The following table reconciles our net (loss) / income for each of the three months ended March 31, 2021 and 2020 to our Adjusted EBITDA:

	For the three months ended March 31,
(in millions of Euros)	2021	2020
Net income / (loss)	48	(31)
Income tax expense / (benefit)	11	(8)
Finance costs, net	55	45
Depreciation and amortization	63	66
Restructuring costs	1	—
Unrealized (gains) / losses on derivatives	(28)	53
Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities—net	(2)	2
Share-based compensation	4	3
Metal price lag(a)	(31)	15
Start-up and development costs	—	2

Adjusted EBITDA	121	147

a.

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

The following table presents the primary drivers for changes in Adjusted EBITDA from the three months ended March 31, 2020 to the three months ended March 31, 2021 for each one of our three segments:

(in millions of Euros)	P&ARP	A&T	AS&I
Adjusted EBITDA for the three months ended March 31, 2020	66	52	34

Volume	(3)	(32)	6
Price and product mix	—	(28)	(5)
Costs	8	28	3
Foreign exchange and other	(3)	(1)	—

Adjusted EBITDA for the three months ended March 31, 2021	68	19	38

P&ARP

For the three months ended March 31, 2021, Adjusted EBITDA in our P&ARP segment increased 3% to €68 million compared to €66 million for the three months ended March 31, 2020, primarily due to strong cost control offset by lower shipments and unfavorable foreign exchange translation. Adjusted EBITDA per metric ton increased by 4% to €255 for the three months ended March 31, 2021 from €245 for the three months ended March 31, 2020.

A&T

For the three months ended March 31, 2021, Adjusted EBITDA in our A&T segment decreased 62% to €19 million compared to €52 million for the three months ended March 31, 2020, primarily due to lower volumes and weaker price and mix, both related to challenging aerospace market conditions resulting from the COVID-19 pandemic, partially offset by strong cost control. Adjusted EBITDA per metric ton decreased by 54% to €409 for the three months ended March 31, 2021 from €887 in the three months ended March 31, 2020.

AS&I

For the three months ended March 31, 2021, Adjusted EBITDA in our AS&I segment increased 10% to €38 million compared to €34 million for the three months ended March 31, 2020, primarily due to higher shipments and solid cost control, partially offset by weaker price and mix. Adjusted EBITDA per metric ton increased 2% to €540 per ton for the three months ended March 31, 2021 from €529 per ton in the three months ended March 31, 2020.

Holdings & Corporate

Our Holdings and Corporate segment generated Adjusted EBITDA losses of €4 million and €5 million for the three months ended March 31, 2021 and 2020, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties.

Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash flows from operations, cash on hand, new debt issuances or refinancing of existing debt facilities, and availability under our factoring and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund working capital needs, debt payments and other obligations depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors. For a discussion of the impact of the COVID-19 pandemic on our liquidity and steps we have taken in response, see the paragraph titled “Impact of COVID-19” of this Management Discussion and Analysis.

It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we generally enter into combinations of forward contracts with financial institutions, selling forward U.S. dollars against Euros. In addition, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates compared to the Euro or the LME price for aluminium falls, the derivative contracts related to transactional hedging entered into with financial institution counterparties will have a negative mark-to-market. We borrow in a combination of Euros and U.S. Dollars. When the external currency mix of our debt does not match exactly the mix of our assets, we use a combination of cross-currency interest rate swaps and cross-currency swaps to balance the risk. We have bought forward significant U.S. Dollars compared to the Euro for this purpose. As the U.S. Dollar depreciates against the Euro, the derivative contracts entered into with financial institutions will have a negative mark-to-market.

Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Group from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor potential margin requirements on a daily basis for adverse movements in the U.S. dollar compared to the Euro and in aluminium prices. Margin calls of €3 million were posted as of March 31, 2021 and December 31, 2020.

At March 31, 2021, we had €982 million of total liquidity, comprised of €342 million in cash and cash equivalents, €305 million of undrawn availability under our Pan-U.S. ABL Facility, €142 million of undrawn availability under our Delayed Draw Term Loan, €75 million of undrawn availability under our French Inventory Facility, €50 million of undrawn availability under our German facilities, €62 million availability under our factoring arrangements, and €6 million of undrawn availability under other credit facilities, of which €3 million was with Bpifrance Financement, a related party (see Item 7 (Major Shareholders and Related Party Transactions) in our Annual Report on Form 20-F, which is incorporated by reference into this offering memorandum).

Cash Flows

The following table summarizes our operating, investing and financing activities for the three months ended March 31, 2021 and 2020:

	For the three months ended March 31,
(in millions of Euros)	2021	2020
Net Cash Flows from / (used) in:
Operating activities	75	144
Investing activities	(29)	(57)
Financing activities	(145)	(1)

Net (decrease) / increase in cash and cash equivalents, excluding the effect of exchange rate changes	(99)	86

Net cash Flows from Operating Activities

For the three months ended March 31, 2021, net cash flows from operating activities were an inflow of €75 million, a €69 million decrease from an inflow of €144 million in the three months ended March 31, 2020. This decrease primarily reflects a €101 million decrease in changes from working capital and a €32 million increase from the change in cash flows from operating activities before working capital. For the three months ended March 31, 2021, factored receivables under non-recourse arrangements increased by €6 million compared to an increase of €4 million for the three months ended March 31, 2020.

Net Cash Flows used in Investing Activities

For the three months ended March 31, 2021, net cash flows used in investing activities were €29 million. Capital expenditures net of grants received were €29 million and related primarily to recurring investment in our manufacturing facilities.

For the three months ended March 31, 2020, net cash flows used in investing activities were €57 million. Capital expenditures were €57 million and related primarily to recurring investment in our manufacturing facilities and growth projects.

Net Cash flows used in Financing Activities

For the three months ended March 31, 2021, net cash flows used in financing activities were €145 million. In the three months ended March 31, 2021, Constellium issued $500 million of 3.750% Sustainability-Linked Notes due 2029, using the proceeds and cash on hand to retire the $650 million 6.625% Senior Notes due 2025.

For the three months ended March 31, 2020, net cash flows used in financing activities were €1 million.

Historical Capital Expenditures

The following table provides a breakdown of the historical capital expenditures by segment for the periods indicated:

	For the three months ended March 31,
(in millions of Euros)	2021	2020
P&ARP	(11)	(19)
A&T	(9)	(13)
AS&I	(11)	(24)
Holdings and Corporate	(1)	(1)

Total capital expenditures	(32)	(57)

For the three months ended March 31, 2021, capital expenditures net of grants received were €29 million and related primarily to asset-sustaining investments across all segments. The decrease in capital expenditures results from the measures taken in response to the COVID-19 downturn.

For the three months ended March 31, 2020, our capital expenditures were €57 million and related primarily to asset-sustaining investments and selective growth projects, across all segments.

Covenant Compliance

We were in compliance with our covenants as of and for the three months ended March 31, 2021 and 2020 and December 31, 2020.

Off-Balance Sheet Arrangements

As of March 31, 2021, except as otherwise disclosed in our unaudited condensed interim consolidated financial statements, we have no significant off-balance sheet arrangements (as defined in Instruction 2 to Item 5.E in Form 20-F).

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 22 to our audited consolidated financial statements incorporated by reference in this offering memorandum.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in Note 2 to the audited Consolidated Financial Statements, which are incorporated by reference in this offering memorandum and in Note 2.2 to our unaudited condensed interim consolidated financial statements included elsewhere in this offering memorandum.

INDEX TO FINANCIAL STATEMENTS

Constellium SE Unaudited Interim Condensed Consolidated Financial Statements at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020.

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

		Three months ended March 31,
(in millions of Euros)	Notes	2021	2020
Revenue	3	1,341	1,437
Cost of sales		(1,199)	(1,284)

Gross profit		142	153

Selling and administrative expenses		(60)	(66)
Research and development expenses		(11)	(13)
Other gains and losses - net	5	43	(68)

Income from operations		114	6

Finance costs - net	7	(55)	(45)

Income / (loss) before income tax		59	(39)

Income tax (expense) / benefit	8	(11)	8

Net income / (loss)		48	(31)

Net income / (loss) attributable to:
Equity holders of Constellium		46	(31)
Non-controlling interests		2	—

Net income / (loss)		48	(31)

Earnings per share attributable to the equity holders of Constellium (in Euros)
Basic		0.33	(0.22)
Diluted		0.32	(0.22)
Weighted average number of shares
Basic		139,962,672	137,867,418
Diluted		145,896,454	137,867,418

The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

		Three months ended March 31,
(in millions of Euros)	Notes	2021	2020
Net income / (loss)		48	(31)

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the Unaudited Interim Consolidated income statement
Remeasurement on post-employment benefit obligations		65	(6)
Income tax on remeasurement on post-employment benefit obligations		(13)	(1)
Items that may be reclassified subsequently to the Unaudited Interim Consolidated income statement
Cash flow hedges	17	(11)	(5)
Income tax on hedges		3	2
Currency translation differences		13	—

Other comprehensive income / (loss)		57	(10)

Total comprehensive income / (loss)		105	(41)

Attributable to:
Equity holders of Constellium		102	(41)
Non-controlling interests		3	—

Total comprehensive income / (loss)		105	(41)

The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At March 31, 2021	At December 31, 2020
Assets
Current assets
Cash and cash equivalents	9	342	439
Trade receivables and other	10	533	406
Inventories	11	703	582
Other financial assets	16	60	39

		1,638	1,466

Non-current assets
Property, plant and equipment	12	1,917	1,906
Goodwill	13	436	417
Intangible assets	13	61	61
Deferred tax assets		179	193
Trade receivables and other	10	66	68
Other financial assets	16	12	18

		2,671	2,663

Total Assets		4,309	4,129
Liabilities
Current liabilities
Trade payables and other	14	1,127	905
Borrowings	15	82	92
Other financial liabilities	16	44	46
Income tax payable		22	20
Provisions	19	21	23

		1,296	1,086

Non-current liabilities
Trade payables and other	14	34	32
Borrowings	15	2,243	2,299
Other financial liabilities	16	19	41
Pension and other post-employment benefit obligations	18	605	664
Provisions	19	96	98
Deferred tax liabilities		10	10

		3,007	3,144

Total Liabilities		4,303	4,230
Equity
Share capital	21	3	3
Share premium	21	420	420
Retained deficit and other reserves		(432)	(538)

Equity attributable to equity holders of Constellium		(9)	(115)
Non-controlling interests		15	14

Total Equity		6	(101)

Total Equity and Liabilities		4,309	4,129

The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non- controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)

Net income	—	—	—	—	—	—	46	46	2	48
Other comprehensive income / (loss)	—	—	52	(8)	12	—	—	56	1	57

Total comprehensive income / (loss)	—	—	52	(8)	12	—	46	102	3	105

Share-based compensation	—	—	—	—	—	4	—	4	—	4

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At March 31, 2021	3	420	(140)	1	(1)	72	(364)	(9)	15	6

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non- controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)

Net loss	—	—	—	—	—	—	(31)	(31)	—	(31)
Other comprehensive loss	—	—	(7)	(3)	—	—	—	(10)	—	(10)

Total comprehensive loss	—	—	(7)	(3)	—	—	(31)	(41)	—	(41)

Share-based compensation	—	—	—	—	—	3	—	3	—	3

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At March 31, 2020	3	420	(184)	(13)	4	56	(420)	(134)	11	(123)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non- controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)

Net (loss) / income	—	—	—	—	—	—	(21)	(21)	4	(17)
Other comprehensive (loss) / income	—	—	(15)	19	(17)	—	—	(13)	(1)	(14)

Total comprehensive (loss) / income	—	—	(15)	19	(17)	—	(21)	(34)	3	(31)

Share-based compensation	—	—	—	—	—	15	—	15	—	15

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At December 31, 2020	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)

The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

		Three months ended March 31,
(in millions of Euros)	Notes	2021	2020
Net income / (loss)		48	(31)

Adjustments
Depreciation and amortization	12, 13	63	66
Pension and other post-employment benefits service costs	18	7	7
Finance costs - net	7	55	45
Income tax expense / (benefit)	8	11	(8)
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net		(30)	55
Other - net		2	3
Change in working capital
Inventories		(109)	(17)
Trade receivables		(108)	(50)
Trade payables		183	158
Other		7	(17)
Change in provisions		(4)	(2)
Pension and other post-employment benefits paid	18	(11)	(12)
Interest paid		(44)	(50)
Income tax refunded / (paid)		5	(3)

Net cash flows from operating activities		75	144

Purchases of property, plant and equipment	4	(32)	(57)
Property, plant and equipment grants received		3	—

Net cash flows used in investing activities		(29)	(57)

Proceeds from issuance of Senior Notes	15	412	—
Repayment of Senior Notes	15	(535)	—
Proceeds from U.S. revolving credit facilities	15	—	3
Proceeds from other borrowings	15	2	3
Repayment of other borrowings	15	(2)	(3)
Lease repayments	15	(9)	(8)
Payment of financing costs and redemption fees		(16)	—
Other financing activities		3	4

Net cash flows used in financing activities		(145)	(1)

Net (decrease) / increase in cash and cash equivalents		(99)	86
Cash and cash equivalents - beginning of year		439	184
Effect of exchange rate changes on cash and cash equivalents		2	—

Cash and cash equivalents - end of period	9	342	270

The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 1 - GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in North America, Europe and China and operates 29 production facilities, 3 R&D centers and 3 administrative centers. The Group has approximately 12,000 employees.

Constellium SE, a French Societas Europaea (SE), is the parent company of the Group. The business address (head office) of Constellium SE is located at Washington Plaza, 40-44 rue Washington, 75008 Paris, France.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium SE and its subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Statement of compliance

The Unaudited Interim Condensed Consolidated Financial Statements (the “Interim Financial Statements”) present the Unaudited Interim Consolidated Income Statement, Statement of Comprehensive Income / (Loss) and Statement of Cash Flows for the three months ended March 31, 2021 and 2020; and the Unaudited Interim Consolidated Statement of Financial Position and Changes in Equity at March 31, 2021 and December 31, 2020. These financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting.

The Interim Financial Statements do not include all the information and disclosures required in the Consolidated Financial Statements and should be read in conjunction with the Group’s Consolidated Financial Statements for the year ended December 31, 2020, which were authorized for issue on March 11, 2021 by the Board of Directors.

These Interim Financial Statements were authorized for issue by management on April 28, 2021.

2.2 New and amended standards and interpretations

Several amendments apply for the first time in 2021, but had no impact on the Interim Financial Statements of the Group.

2.3 New standards and interpretations not yet mandatorily applicable

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The Group plans to adopt the new standards and interpretations on their required effective dates.

2.4 Basis of preparation

In accordance with IAS 1- Presentation of Financial Statements, the Interim Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future. The Group’s financial position, its cash flows, liquidity position and borrowing facilities are described in the Interim Financial Statements in NOTE 9 - Cash and Cash Equivalents, NOTE 15 - Borrowings and NOTE 17 - Financial Risk Management. The Group’s forecasts and projections, taking account of reasonably possible changes in operating performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants.

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Group’s Consolidated Financial Statements for the year ended December 31, 2020, except for the application of the effective tax rate in accordance with IAS 34 - Interim Financial Reporting.

2.5 Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8 - Operating Segments, operating segments are based upon the product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

2.6 Principles governing the preparation of the Interim Financial Statements

The following table summarizes the main exchange rates used for the preparation of the Interim Financial Statements:

		Average rates		Closing rates
		Three months ended March 31,		At March 31,	At December 31,

Foreign exchange rate for 1 Euro		2021	2020	2021	2020
U.S. Dollars	USD	1.2047	1.1024	1.1725	1.2271
Swiss Francs	CHF	1.0911	1.0668	1.1070	1.0802
Czech Koruna	CZK	26.0692	25.6031	26.1430	26.2420

Presentation of financial statements

The Interim Financial Statements are presented in millions of Euros, except Earnings per share in Euros. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation.

2.7 Judgments in applying accounting policies and key sources of estimation uncertainty

The preparation of the Group’s Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. These judgments, estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the Interim Financial Statements. In preparing these Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements at and for the year ended December 31, 2020.

In the preparation of these Interim Financial Statements, the Group applied a projected tax rate for the full year of 2021.

NOTE 3 - REVENUE

	Three months ended March 31,
(in millions of Euros)	2021	2020
Packaging rolled products	519	524
Automotive rolled products	208	193
Specialty and other thin-rolled products	37	32
Aerospace rolled products	87	223
Transportation, industry, defense and other rolled products	147	126
Automotive extruded products	201	199
Other extruded products	142	140

Total Revenue by product line	1,341	1,437

	Three months ended March 31,
(in millions of Euros)	2021	2020
Germany	338	287
France	104	121
United Kingdom	37	69
Switzerland	13	12
Other Europe	279	275

Total Europe	771	764

United States	481	561
Asia and Other Pacific	36	57
All Other	53	55

Total Revenue by destination of shipment	1,341	1,437

Revenue is recognized at a point in time, except for certain products with no alternative use for which we have a right to payment, which represent less than 1% of total revenue.

NOTE 4 - OPERATING SEGMENT INFORMATION

Constellium has three reportable segments - Packaging & Automotive Rolled Products (P&ARP), Aerospace & Transportation (A&T) and Automotive Structures & Industry (AS&I) - and Holdings & Corporate (H&C).

4.1 Segment Revenue

	Three months ended March 31,
		2021		2020
(in millions of Euros)	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue
P&ARP	766	(2)	764	752	(3)	749
A&T	245	(11)	234	359	(10)	349
AS&I	350	(7)	343	342	(3)	339

Total	1,361	(20)	1,341	1,453	(16)	1,437

4.2 Segment Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

		Three months ended March 31,
(in millions of Euros)	Notes	2021	2020
P&ARP		68	66
A&T		19	52
AS&I		38	34
H&C		(4)	(5)

Adjusted EBITDA		121	147

Metal price lag (A)		31	(15)
Start-up and development costs		—	(2)
Share based compensation costs		(4)	(3)
Depreciation and amortization	12, 13	(63)	(66)
Restructuring costs	19	(1)	—
Unrealized gains / (losses) on derivatives	5	28	(53)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net	5	2	(2)

Income from operations		114	6

Finance costs - net	7	(55)	(45)

Income / (loss) before income tax		59	(39)

Income tax (expense) / benefit	8	(11)	8

Net income / (loss)		48	(31)

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

4.3 Segment capital expenditures

	Three months ended March 31,
(in millions of Euros)	2021	2020
P&ARP	(11)	(19)
A&T	(9)	(13)
AS&I	(11)	(24)
H&C	(1)	(1)

Capital expenditures	(32)	(57)

4.4 Segment assets

(in millions of Euros)	At March 31, 2021	At December 31, 2020
P&ARP	1,872	1,733
A&T	815	765
AS&I	701	668
H&C	328	274

Segment assets	3,716	3,440

Deferred income tax assets	179	193
Cash and cash equivalents	342	439
Other financial assets	72	57

Total Assets	4,309	4,129

NOTE 5 - OTHER GAINS AND LOSSES - NET

		Three months ended March 31,
(in millions of Euros)	Notes	2021	2020
Realized gains / (losses) on derivatives (A)		14	(12)
Unrealized gains / (losses) on derivatives at fair value through profit and loss - net (A)		28	(53)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net		2	(2)
Restructuring costs	19	(1)	—
Other		—	(1)

Total other gains and losses - net		43	(68)

(A)

Realized and unrealized gains and losses are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currencies and commodity prices, and that do not qualify for hedge accounting.

NOTE 6 - CURRENCY GAINS / (LOSSES)

		Three months ended March 31,
(in millions of Euros)	Notes	2021	2020
Included in Revenue	17	(1)	(3)
Included in Cost of sales		—	—
Included in Other gains and losses - net		8	(1)

Total		7	(4)

Realized exchange losses on foreign currency derivatives - net	17	(3)	—
Unrealized gains / (losses) on foreign currency derivatives - net	17	8	(2)
Exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net		2	(2)

Total		7	(4)

See NOTE 16 - Financial Instruments and NOTE 17 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.

NOTE 7 - FINANCE COSTS - NET

	Three months ended March 31,
(in millions of Euros)	2021	2020
Interest expense on borrowings (A)	(29)	(31)
Interest expense on leases	(3)	(3)
Interest cost on pension and other benefits	(2)	(3)
Expenses on factoring arrangements	(2)	(3)
Net loss on settlement of debt (B)	(17)	—
Realized and unrealized gains on debt derivatives at fair value (C)	15	8
Realized and unrealized exchange losses on financing activities - net (C)	(16)	(11)
Other finance expenses (D)	(1)	(2)

Finance expenses	(55)	(45)

Finance costs - net	(55)	(45)

(A)	Interest expense on borrowings for the three months ended March 31, 2021, and 2020, included €28 million and €29 million of interest related to Constellium SE Senior Notes, respectively.

(B)

On February 24, 2021, Constellium SE tendered and redeemed its $650 million 6.625% Senior Notes due 2025. The net loss on the settlement of debt included redemption fees for €9 million and the write-off of the outstanding balance of deferred arrangement fees at the date of redemption for €8 million.

(C)

The Group hedges the dollar exposure, relating to the principal of its Constellium SE U.S. Dollar Senior Notes, for the portion that has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs - net in the Unaudited Interim Consolidated Income Statement and largely offset the unrealized results related to Constellium SE U.S. Dollar Senior Notes revaluation.

(D)	Other finance expenses include mostly the amortization of arrangement fees related to our Senior Unsecured Notes.

NOTE 8 - INCOME TAX

Income tax expense or benefit is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year. The tax rate applied at March 31, 2021 was impacted by non-recurring transactions and changes in the allocation of income or loss by country.

NOTE 9 - CASH AND CASH EQUIVALENTS

The €342 million cash in bank and on hand at March 31, 2021 included €29 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group. At December 31, 2020, the amount subject to these restrictions was €26 million.

NOTE 10 - TRADE RECEIVABLES AND OTHER

	At March 31, 2021		At December 31, 2020
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - gross	—	464	—	345
Impairment	—	(4)	—	(4)

Total trade receivables - net	—	460	—	341

Income tax receivables	36	8	34	15
Other tax receivables	—	30	—	33
Contract assets	18	2	23	2
Prepaid expenses	1	24	1	6
Other	11	9	10	9

Total other receivables	66	73	68	65

Total trade receivables and other	66	533	68	406

10.1 Contract assets

	At March 31, 2021		At December 31, 2020
(in millions of Euros)	Non-current	Current	Non-current	Current
Unbilled tooling costs	4	—	9	—
Other	14	2	14	2

Total Contract assets	18	2	23	2

10.2 Aging

(in millions of Euros)	At March 31, 2021	At December 31, 2020
Not past due	453	333
1 – 30 days past due	3	7
31 – 60 days past due	2	1
61 – 90 days past due	2	—
Greater than 90 days past due	—	—

Total trade receivables - net	460	341

Impairment allowance

Revisions to the impairment allowance arising from changes in estimates are included as either additional allowances or recoveries. An allowance was recognized for €0.4 million and €0.2 million during the three months ended March 31, 2021 and 2020, respectively.

None of the amounts included in Other receivables were deemed to be impaired for the three months ended March 31, 2021 and 2020.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

10.3 Currency concentration

(in millions of Euros)	At March 31, 2021	At December 31, 2020
Euro	234	143
U.S. Dollar	208	181
Swiss franc	5	6
Other currencies	13	11

Total trade receivables - net	460	341

10.4 Factoring arrangements

The Group factors trade receivables under committed factoring agreements in the United States, France, Germany, Switzerland and the Czech Republic:

•

In the United States, Constellium Muscle Shoals LLC is party to a factoring agreement with a maximum capacity of $300 million and a maturity date in September 2021 and Constellium Automotive USA LLC is party to a factoring agreement with a maximum capacity of $25 million and a maturity date in December 2021.

•	The factoring agreement in place for our entities in France has a maximum capacity of €255 million (including a €20 million recourse line) and a maturity date in December 2023.

•	Factoring agreements in place for our entities in Germany, Switzerland and the Czech Republic have a combined maximum capacity of €150 million and maturity dates in December 2023.

In addition, the Group sells receivables from one of its German customers under an uncommitted factoring facility whereby receivables sold are confirmed by the customer.

These factoring agreements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants. In addition, the commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained. The Group was in compliance with all applicable covenants at and for the three months ended March 31, 2021 and 2020.

Under the Group’s factoring agreements, most of the trade receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition, as the Group retains substantially all the associated risks and rewards. At March 31, 2021, the total carrying amount of the original assets factored was €564 million of which €404 million have been derecognized. At December 31, 2020, the total carrying amount of the original assets factored was €514 million of which €398 million have been derecognized.

Amounts due to the factors in respect to trade receivables sold were €2 million and nil at March 31, 2021 and December 31, 2020, respectively.

NOTE 11 - INVENTORIES

(in millions of Euros)	At March 31, 2021	At December 31, 2020
Finished goods	170	149
Work in progress	359	280
Raw materials	137	118
Stores and supplies	84	80
Inventories write down	(47)	(45)

Total inventories	703	582

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2021	20	379	1,361	132	14	1,906
Additions	—	4	5	23	1	33
Depreciation expense	—	(7)	(52)	—	(2)	(61)
Transfer and other changes	—	—	22	(22)	1	1
Effect of changes in foreign exchange rates	—	6	31	1	—	38

Net balance at March 31, 2021	20	382	1,367	134	14	1,917

Cost	36	575	2,558	141	49	3,359
Less accumulated depreciation and impairment	(16)	(193)	(1,191)	(7)	(35)	(1,442)

Net balance at March 31, 2021	20	382	1,367	134	14	1,917

Right-of-use assets

Right-of-use assets have been included within the same line item as that within which the corresponding underlying assets would be presented if they were owned.

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2021	112	72	2	186
Additions	4	1	—	5
Depreciation expense	(3)	(5)	—	(8)
Effect of changes in foreign exchange rates	1	—	—	1

Net balance at March 31, 2021	114	68	2	184

Cost	147	136	4	287
Less accumulated depreciation and impairment	(33)	(68)	(2)	(103)

Net balance at March 31, 2021	114	68	2	184

The total expense relating to short-term leases, low value asset leases and variable lease payments that are still recognized as operating expenses was €2 million and €3 million for the three months ended March 31, 2021 and 2020, respectively.

NOTE 13 - INTANGIBLE ASSETS AND GOODWILL

(in millions of Euros)	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total Intangible Assets	Goodwill
Net balance at January 1, 2021	18	15	13	13	2	61	417
Additions	—	—	—	1	—	1	—
Amortization expense	—	(2)	—	—	—	(2)	—
Transfer	—	1	—	(1)	—	—	—
Effect of changes in foreign exchange rates	1	—	—	—	—	1	19

Net balance at March 31, 2021	19	14	13	13	2	61	436

Cost	83	77	38	14	2	214	436
Less accumulated depreciation and impairment	(64)	(63)	(25)	(1)	—	(153)	—

Net balance at March 31, 2021	19	14	13	13	2	61	436

NOTE 14 - TRADE PAYABLES AND OTHER

	At March 31, 2021		At December 31, 2020
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	822	—	626
Fixed assets payables	—	28	—	27
Employees’ entitlements	—	154	—	143
Taxes payable other than income tax	—	27	—	15
Contract liabilities and other liabilities to customers	5	80	3	81
Other payables	29	16	29	13

Total Other	34	305	32	279

Total Trade payables and other	34	1,127	32	905

Contract liabilities and other liabilities to customers

	At March 31, 2021		At December 31, 2020
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	3	—	2	—
Advance payment from customers	—	2	—	2
Unrecognized variable consideration (A)	2	75	1	72
Other	—	3	—	7

Total contract liabilities and other liabilities to customers	5	80	3	81

(A)	Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds, penalties and price concessions.

Revenue of €6 million that related to contract liabilities at December 31, 2020 was recognized in the three months ended March 31, 2021. Revenue of €14 million generated in the three months ended March 31, 2021 was deferred.

Revenue of €6 million that related to contract liabilities at January 1, 2020 was recognized in the three months ended March 31, 2020. Revenue of €13 million generated in the three months ended March 31, 2020 was deferred.

NOTE 15 - BORROWINGS

15.1 Analysis by nature

	At March 31,							At December 31,

	2021							2020
(in millions of Euros)	Nominal Value in Currency		Nominal rate	Nominal Value in Euros	(Arrangement fees)	Accrued interests	Carrying value	Carrying value
Secured Pan-U.S. ABL (due 2022)		$—	Floating	—	—	—	—	—
Secured U.S. DDTL (due 2022)		$—	Floating	—	—	—	—	—
Secured PGE French Facility (due 2026)		€180	Floating	180	—	1	181	180
Secured German Facility (due 2022)		€—	2.000%	—	—	—	—	—
Secured Inventory Facility (A) (due 2023)		€—	Floating	—	—	—	—	—
Senior Unsecured Notes (B)
Issued May 2014 and due 2024		$400	5.750%	341	(2)	7	346	325
Issued February 2017 and due 2025		$—	6.625%	—	—	—	—	534
Issued November 2017 and due 2026		$500	5.875%	426	(5)	3	424	411
Issued November 2017 and due 2026		€400	4.250%	400	(5)	2	397	401
Issued June 2020 and due 2028		$325	5.625%	277	(6)	5	276	260
Issued February 2021 and due 2029 (C)		$500	3.750%	426	(7)	2	421	—
Unsecured Revolving Credit Facility (D) (due 2021)		€—	Floating	—	—	—	—	—
Unsecured Swiss Facility (due 2025)	CHF	20	1.175%	18	—	—	18	18
Unsecured German Facility (due 2022)		€—	2.120%	—	—	—	—	—
Lease liabilities				193	—	1	194	195
Other loans (E)				67	—	1	68	67

Total Borrowings				2,328	(25)	22	2,325	2,391

Of which non-current							2,243	2,299
Of which current							82	92

(A)	On February 16, 2021, the Secured Inventory Facility maturity date was extended to April 2023.

(B)	Senior Unsecured Notes have been issued by Constellium SE and are guaranteed by certain subsidiaries.

(C)

On February 24, 2021, Constellium SE issued $500 million sustainability-linked Senior Notes due 2029. Deferred arrangement fees were €7 million. The notes bear interest at a rate of 3.750% per annum payable semi-annually. Constellium has established two sustainability performance targets (greenhouse gas emissions intensity and recycled metal input). Under the terms of the Sustainability-Linked Notes, if Constellium does not satisfy either or both of the sustainability performance targets prior to December 31, 2025 or December 31, 2026, as applicable, the interest rate applicable to the Sustainability-Linked Notes will be increased. The interest rate will be increased by 0.125% per annum beginning on April 15, 2026 if the first sustainability performance target has not been met, and by 0.125% per annum beginning on April 15, 2027 if the second sustainability performance target has not been met (in addition to any increase arising from failure to meet the first sustainability performance target). The net proceeds from the issuance were used to retire the $650 million 6.625% Senior Notes due 2025.

(D)	The Unsecured Revolving Credit Facility of one of our French entities has a €3 million borrowing base and is provided by Bpifrance Financement, a related party.

(E)	Other loans include €42 million of financial liabilities relating to the sale and leaseback of assets that were considered to be financing arrangements in substance.

15.2 Securities against borrowings and covenants

Assets pledged as security

Constellium has pledged assets and financial instruments as collateral against certain of its borrowings.

Covenants

The Group was in compliance with all applicable debt covenants at March 31, 2021 and December 31, 2020, and for the three months ended March 31, 2021.

Constellium SE Senior Notes

The indentures for our outstanding Senior Notes contain customary terms and conditions, including amongst other things, limitations on incurring or guaranteeing additional indebtedness, on paying dividends, on making other restricted payments, on creating restrictions on dividends and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

Pan-U.S. ABL and U.S. DDTL ( “ U.S. revolving credit facilities”)

These facilities contain a fixed charge coverage ratio covenant and an EBITDA contribution ratio covenant along with customary affirmative and negative covenants. Evaluation of compliance with the maintenance covenants is only required if the excess availability falls below 10% of the aggregate revolving loan commitment.

PGE French Facility

The PGE French Facility contains a net debt leverage covenant and an interest coverage ratio covenant with semi-annual testing dates beginning on June 30, 2021.

The PGE French Facility also contains customary terms and conditions, including, amongst other things, negative covenants and limitations on incurring additional indebtedness, on selling assets, on certain corporate transactions and reorganizations, on making loans and advances and on entering into certain derivative transactions.

Unsecured German Facility

The unsecured German Facility has an interest coverage covenant applicable if the facility is drawn.

15.3 Movements in borrowings

(in millions of Euros)	At March 31, 2021	At December 31, 2020
At January 1	2,391	2,361

Cash flows
Proceeds from issuance of Senior Notes (A)	412	290
Repayment of Senior Notes (A)	(535)	(200)
(Repayments) / proceeds from U.S. revolving credit facilities	—	(129)
Proceeds from other borrowings	2	202
Repayments of other borrowings	(2)	(10)
Lease repayments	(9)	(35)
Payment of deferred financing costs	(7)	(6)
Non-cash changes
Movement in interests accrued or capitalized	(11)	(1)
Changes in leases and other loans	5	62
Deferred arrangement fees	9	5
Effects of changes in foreign exchange rates	70	(148)

At the end of the period	2,325	2,391

(A)	On February 24, 2021, Constellium SE issued a $500 million 3.750% sustainability-linked bond and used the proceeds to tender and redeem the $650 million 6.625% Senior Notes due 2025.

15.4 Currency concentration

(in millions of Euros)	At March 31, 2021	At December 31, 2020
U.S. Dollar	1,541	1,602
Euro	753	757
Other currencies	31	32

Total borrowings	2,325	2,391

NOTE 16 - FINANCIAL INSTRUMENTS

16.1 Financial assets and liabilities by categories

		At March 31, 2021				At December 31, 2020
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Cash and cash equivalents	9	342	—	—	342	439	—	—	439
Trade receivables	10	—	—	460	460	—	—	341	341
Other financial assets		3	65	4	72	3	40	14	57

Total		345	65	464	874	442	40	355	837

		At March 31, 2021				At December 31, 2020
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Trade payables and fixed assets payables	14	850	—	—	850	653	—	—	653
Borrowings	15	2,325	—	—	2,325	2,391	—	—	2,391
Other financial liabilities		—	60	3	63	—	85	2	87

Total		3,175	60	3	3,238	3,044	85	2	3,131

16.2 Fair values

The carrying value of the Group’s borrowings at maturity is the redemption value.

The fair value of Constellium SE Senior Notes issued in May 2014, November 2017, June 2020 and February 2021 account for 101%, 102%, 105% and 96% respectively of the nominal value and amount to €346 million, €844 million, €292 million and €407 million, respectively, at March 31, 2021.

All derivatives are presented at fair value in the Interim Statement of Financial Position. The fair values of the other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

	At March 31, 2021			At December 31, 2020
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Aluminium and premium future contracts	4	29	33	1	18	19
Energy future contracts	—	1	1	—	—	—
Other future contracts	1	2	3	1	1	2
Currency commercial contracts	7	25	32	16	17	33
Currency net debt derivatives	—	—	—	—	—	—
Margin call	—	3	3	—	3	3

Other financial assets - derivatives	12	60	72	18	39	57

Aluminium and premium future contracts	1	4	5	3	6	9
Other future contracts	—	—	—	—	1	1
Currency commercial contracts	2	28	30	4	28	32
Currency net debt derivatives	16	12	28	34	11	45

Other financial liabilities - derivatives	19	44	63	41	46	87

16.3 Valuation hierarchy

The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 is based on a quoted price (unadjusted) in active markets for identical financial instruments. Level 1 includes aluminium, copper and zinc futures that are traded on the LME.

•

Level 2 is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices). Level 2 includes foreign exchange derivatives. The present value of future cash flows based on the forward or on the spot exchange rates at the balance sheet date is used to value foreign exchange derivatives.

•

Level 3 is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs). Trade receivables are classified as a Level 3 measurement under the fair value hierarchy.

	At March 31, 2021				At December 31, 2020
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	32	40	—	72	20	37	—	57
Other financial liabilities - derivatives	5	58	—	63	9	78	—	87

There was no material transfer of asset and liability categories into or out of Level 1, Level 2 or Level 3 during the three months ended March 31, 2021 and the year ended December 31, 2020.

NOTE 17 - FINANCIAL RISK MANAGEMENT

The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates and metal prices, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategy.

Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk including foreign exchange, commodity price and interest rate risks; (ii) credit risk and (iii) liquidity and capital management risk.

The Group’s financial institution counterparties may require margin calls should the mark-to-market of our derivatives hedging foreign exchange and commodity price risks exceed a pre-agreed contractual limit. In order to protect from potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis. In addition, the Group (i) ensures that financial counterparts hedging transactional exposure are also hedging foreign currency loan and deposit exposures and (ii) holds a significant liquidity buffer in cash or in availability under its various borrowing facilities.

17.1 Market risk

i. Commercial transaction exposures

The Group has agreed to supply a major customer with fabricated metal products from a Euro functional currency entity and invoices in U.S. Dollars. The Group entered into significant foreign exchange derivatives that matched related highly probable future conversion sales. The Group designates these derivatives for hedge accounting, with a total nominal amount of $311 million and $330 million at March 31, 2021 and December 31, 2020 respectively, with maturities ranging from 2021 to 2025.

The table below details the effect of foreign currency derivatives in the Interim Income Statement and the Interim Statement of Comprehensive Income / (Loss):

		Three months ended March 31,
(in millions of Euros)	Notes	2021	2020
Derivatives that do not qualify for hedge accounting
Included in Other gains and losses - net
Realized (losses) / gains on foreign currency derivatives - net	6	(2)	2
Unrealized gains / (losses) on foreign currency derivatives - net (A)	6	8	(1)
Derivatives that qualify for hedge accounting
Included in Other comprehensive income / (loss)
Unrealized losses on foreign currency derivatives - net		(11)	(8)
Gains reclassified from cash flow hedge reserve to Interim Income Statement		—	3
Included in Revenue (B)
Realized losses on foreign currency derivatives - net	6	(1)	(2)
Unrealized losses on foreign currency derivatives - net	6	—	(1)

(A)	Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when these sales are recognized.

(B)	Derivatives that qualify for hedge accounting are included in Revenue when the related customer invoices have been issued.

ii. Foreign exchange margin calls

The margin requirement related to foreign exchange hedges amounted to €3 million paid as collateral to counterparties at March 31, 2021 and at December 31, 2020.

17.2 Liquidity and capital risk management

The liquidity requirements of the overall Company are funded by drawing on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.

At March 31, 2021, the borrowing base for the U.S revolving credit facilities, the French Inventory Facility, and the German Facilities were €455 million, €75 million, and €50 million, respectively. After deduction of amounts drawn and letters of credit, the Group had €572 million outstanding availability under these revolving credit facilities.

At March 31, 2021, liquidity was €982 million, comprised of €342 million of cash and cash equivalents and €640 million of available undrawn facilities, including the €572 million described above.

NOTE 18 - PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

18.1 Actuarial assumptions

Pension and other post-employment benefit obligations were updated based on the discount rates applicable at March 31, 2021.

	At March 31, 2021	At December 31, 2020
Switzerland	0.20%	0.00%
U.S.		—
Hourly pension	3.10% - 3.25%	2.45% - 2.65%
Salaried pension	3.15%	2.55%
OPEB	3.15% - 3.45%	2.50% - 2.80%
Other benefits	2.85% - 3.20%	2.20% - 2.55%
France		—
Retirements	0.85%	0.50%
Other benefits	0.70%	0.40%
Germany	0.90%	0.55%

18.2 Amounts recognized in the Interim Statement of Financial Position

	At March 31, 2021			At December 31, 2020
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	734	—	734	772	—	772
Fair value of plan assets	(465)	—	(465)	(458)	—	(458)

Deficit of funded plans	269	—	269	314	—	314

Present value of unfunded obligation	130	206	336	134	216	350

Net liability arising from defined benefit obligation	399	206	605	448	216	664

18.3 Amounts recognized in the Interim Income Statement

	Three months ended March 31,
	2021			2020
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(5)	(2)	(7)	(6)	(2)	(8)
Net interest	(1)	(1)	(2)	(1)	(2)	(3)
Immediate recognition of gains arising over the year	—	1	1	—	1	1
Administration expenses	(1)	—	(1)	—	—	—

Total	(7)	(2)	(9)	(7)	(3)	(10)

18.4 Movement in net defined benefit obligations

	At March 31, 2021
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2021	906	216	1,122	(458)	664

Included in the Interim Income Statement
Current service cost	5	2	7	—	7
Interest cost / (income)	3	1	4	(2)	2
Immediate recognition of gains arising over the year	—	(1)	(1)	—	(1)
Administration expenses	—	—	—	1	1

Included in the Interim Statement of Comprehensive Income / (loss)
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	(2)	(2)
—changes in financial assumptions	(48)	(16)	(64)	—	(64)
—changes in demographic assumptions	—	—	—	—	—
—experience losses	(1)	—	(1)	—	(1)
Effects of changes in foreign exchange rates	7	8	15	(5)	10

Included in the Interim Statement of Cash Flows
Benefits paid	(9)	(4)	(13)	7	(6)
Contributions by the Group	—	—	—	(5)	(5)
Contributions by the plan participants	1	—	1	(1)	—

At March 31, 2021	864	206	1,070	(465)	605

Ravenswood OPEB dispute

In 2018, the Group announced a plan to transfer certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan (“the Plan”) from a company-sponsored program to a third-party health network that provides similar benefits at a lower cost. This change in benefits resulted in the recognition of a gain of €36 million from negative past service cost, which was reduced by €3 million in 2019 and €2 million in 2020 to reflect delays in the estimated implementation timetable. The United Steelworkers Local Union 5668 (the “Union”) is contesting the OPEB amendments and filed a lawsuit against Constellium Rolled Products Ravenswood, LLC (“Ravenswood”) in a federal district court in West Virginia (the “District Court”) seeking to enjoin the Plan changes and to compel arbitration. The District Court issued an order in December 2018, enjoining Ravenswood from implementing the OPEB amendments pending resolution in arbitration. In September 2019, the arbitrator issued a decision ruling against Ravenswood and sustaining the Union’s grievance. Ravenswood filed a motion in the District Court to vacate this decision, which was denied in June 2020. In July 2020, Ravenswood appealed that denial to the Fourth Circuit Court of Appeals and that court decision is still pending. The Group intends to continue to vigorously defend this matter as it believes it has a strong legal position and it is probable that Ravenswood will ultimately prevail and be able to implement the OPEB amendments.

18.5 Net defined benefit obligations by country

	At March 31, 2021			At December 31, 2020
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	162	(5)	157	168	(5)	163
Germany	136	(2)	134	143	(1)	142
Switzerland	292	(219)	73	310	(223)	87
United States	479	(239)	240	500	(229)	271
Other countries	1	—	1	1	—	1

Total	1,070	(465)	605	1,122	(458)	664

NOTE 19 - PROVISIONS

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2021	88	6	27	121
Allowance	—	2	1	3
Amounts used	—	(2)	(1)	(3)
Unused amounts reversed	—	(1)	(3)	(4)
Unwinding of discounts	(1)	—	—	(1)
Effects of changes in foreign exchange rates	1	—	—	1

At March 31, 2021	88	5	24	117

Current	7	3	11	21
Non-Current	81	2	13	96

Total Provisions	88	5	24	117

Restructuring costs

At March 31, 2021, the restructuring costs provision amounted to €5 million related to headcount reductions in Europe.

Legal claims and other costs

(in millions of Euros)	At March 31, 2021	At December 31, 2020
Litigation	18	21
Disease claims	5	5
Other	1	1

Total Provisions for legal claims and other costs	24	27

Contingencies

The Group is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, employee and retiree benefit matters and other commercial matters. The Group records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain. In exceptional cases, when the Group considers that disclosures relating to provisions and contingencies may prejudice its position, disclosures are limited to the general nature of the dispute.

NOTE 20 - NON-CASH INVESTING AND FINANCING TRANSACTIONS

Property, plant and equipment acquired through leases or financed by third parties amounted to €5 million and €16 million for the three months ended March 31, 2021 and 2020, respectively. These leases and financings are excluded from the Interim Statement of Cash Flow as they are non-cash investing transactions.

Fair values of vested Restricted Stock Units and Performance Stock Units were nil for the three months ended March 31, 2021 and 2020. They are excluded from the Interim Statement of Cash flows as non-cash financing activities.

NOTE 21 - SHARE CAPITAL

Share capital amounted to €2,799,253.44 at March 31, 2021, divided into 139,962,672 ordinary shares, each with a nominal value of two cents and fully paid-up. All shares are of the same class and have the right to one vote.

		(in millions of Euros)
	Number of shares	Share capital	Share premium
At January 1, 2021	139,962,672	3	420
New shares issued	—	—	—

At March 31, 2021	139,962,672	3	420

NOTE 22 - SHARE-BASED COMPENSATION

Expense recognized during the year

In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a potential ordinary share at the grant date. The total expense related to the potential ordinary shares amounted to €4 million and €3 million for the three months ended March 31, 2021 and 2020, respectively.

Movement of potential shares

	Performance-Based RSU	Restricted Stock Units	Equity Award Plans	Total Potential Shares
At December 31, 2020	2,594,327	2,231,911	32,912	4,859,150

Forfeited (A)	(6,449)	(9,775)	—	(16,224)

At March 31, 2021	2,587,878	2,222,136	32,912	4,842,926

(A)	For potential shares related to PSUs, (6,449) were forfeited following the departure of certain beneficiaries and none were forfeited in relation to the non-fulfilment of performance conditions.

Antidilutive potential ordinary shares

For the three months ended March 31, 2020 there were 2,309,527 potential ordinary shares that could have a dilutive impact but were considered antidilutive due to negative earnings.

NOTE 23 - SUBSEQUENT EVENTS

On April 27, 2021, the Pan-U.S. ABL was amended to extend the maturity date of the asset-based revolving facility to April 2026 and terminate the undrawn $166 million delayed draw term loan facility.

In April 2021, Constellium notified the lenders that the PGE French Facility maturity will be extended to May 2022.